Exhibit 2

Morgan Stanley & Co. International Plc
20 Bank Street
E14 4AD, London, UK

17 June 2019

Blenheim Holdings LTD
Clarendon House 2, Church Street
HM 11, Hamilton, Bermuda

Re:	Confirmation: Call Option Transaction

The purpose of this communication (this “Confirmation”) is to set forth the terms and conditions of the above-referenced transaction entered into on the Trade Date specified below (the “Transaction”) among Blenheim Holdings LTD, a a Limited Liability Company (company limited by shares) (“Counterparty”) and Morgan Stanley & Co. International Plc (“Morgan Stanley”).

Certain terms of the Transaction entered into between Counterparty and Morgan Stanley that is subject to this Confirmation shall be set forth in a written pricing notice substantially in the form of Exhibit A hereto (the “Pricing Notice”). Upon the delivery of the Pricing Notice, this Confirmation and the Pricing Notice shall together constitute a “Confirmation” as referred to in the Agreement specified below.

This Confirmation and the Pricing Notice shall supplement, form a part of, and be subject to an agreement (the “Agreement”) in the form of the ISDA 2002 Master Agreement (the “ISDA Form”) as if Morgan Stanley and Counterparty had executed an agreement in such form (without any Schedule but with the elections set forth in this Confirmation) on the Trade Date. For the avoidance of doubt, the Transaction shall be the only transaction under the Agreement.

This Confirmation is subject to, and incorporates, the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”).

In the event of any inconsistency between the terms of any of the documents in the following list, the terms of each document in such list shall prevail over all documents that follow such document in such list: the Pricing Notice, this Confirmation, the Equity Definitions, the Agreement, and any account agreements between Morgan Stanley and Counterparty. These terms and conditions supersede any and all prior written or oral agreements in relation to this Confirmation and the Transaction.

For the purposes of the Equity Definitions only, the Transaction shall be treated as a Share Option Transaction and, notwithstanding anything to the contrary, you and we acknowledge and agree that it is intended that the Transaction shall constitute a single, indivisible transaction.

1.	ECONOMIC TERMS: the terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	17 June, 2019

Option Style:	European

Option Type:	Call Option

Seller:	Morgan Stanley

Buyer:	Counterparty

Components:
The Transaction will be divided into individual Components, each with the terms set forth in this Confirmation, and, in particular, with the Number of Options and Expiration Date set forth in Annex A to the Pricing Notice. The payments and deliveries to be made upon settlement of the Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.

Shares:	The common stock of GasLog Ltd. (the “Issuer”), par value USD 0.01 per share (Exchange Symbol: “GLOG”)

Initial Share Price:
An amount per Share specified in the Pricing Notice, to be the volume-weighted average of the Share prices at which Morgan Stanley (or an affiliate of Morgan Stanley) establishes its initial hedge of the equity price risk undertaken by Morgan Stanley with respect to the Transaction, in amounts and at times determined by Morgan Stanley (or an affiliate of Morgan Stanley) in its sole discretion; provided, however, that the Initial Share Price shall not exceed USD 13.40 initially and as amended between the parties from time to time. The number of Shares comprising Morgan Stanley’s initial hedge is referred to herein as the “Initial Hedge Position”, and the consecutive Scheduled Trading Days over which the Initial Hedge Position is established is referred to herein as the “Initial Hedging Period”. Morgan Stanley shall notify Counterparty that the Initial Hedging Period has concluded no later than the Exchange Business Day immediately following the conclusion of such Initial Hedging Period, it being understood that the Initial Hedging Period shall not comprise more than five Scheduled Trading Days.

Number of Options:
For each Component, as specified in the Pricing Notice, to be in the aggregate a number of Options as determined by Morgan Stanley with respect to which Morgan Stanley (or an affiliate of Morgan Stanley) has established Morgan Stanley’s Initial Hedge Position during the Initial Hedging Period; as determined by Morgan Stanley; provided that the aggregate Number of Shares shall not exceed the Maximum Number of Shares.

The Number of Options for each Component shall be set forth in Annex A to the Pricing Notice and shall equal the quotient obtained by dividing (i) the aggregate Number of Options by (ii) the number of individual Components, such quotient rounded down to the nearest whole number of Options; provided that the Number of Options with respect to the last Component shall be equal to (x) the aggregate Number of Options minus (y) the sum of the Number of Options for all previous Components.

Maximum Number of Shares:	The lower of (i) 900,000 shares and (ii) the quotient obtained by dividing (x) USD 10,000,000 by (y) the Initial Share Price.

Option Entitlement:	One Share per Option

Premium:	An amount per Option specified in the Pricing Notice, to be [____]% of the Initial Share Price. Counterparty shall pay the Premium to Morgan Stanley on the Premium Payment Date.

Premium Payment Date;	Two currency business day following the conclusion of the Initial Hedge Period

Strike Price:	An amount per Share specified in the Pricing Notice, to be 110% of the Initial Share Price.

Exchange(s):	New York Stock Exchange

Related Exchange(s):	All Exchanges

Procedures for Exercise:

In respect of any Component:

Expiration Time:	The Valuation Time

Expiration Date:
As set forth in Annex A to the Pricing Notice; provided that if that date is a Disrupted Day, the Expiration Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and is not or is not deemed to be an Expiration Date in respect of any other Component of the Transaction hereunder; and provided further that if such Expiration Date has not occurred pursuant to this clause as of the eighth Scheduled Trading Day following the last scheduled Expiration Date under the Transaction, then the Calculation Agent shall have the right to declare such Scheduled Trading Day to be the final Expiration Date for such Component, in which case the Reference Price or VWAP Price, as the case may be, for that eighth Scheduled Trading Day shall be the Calculation Agent’s good faith estimate of the value of a Share as of the Valuation Time on that eighth Scheduled Trading Day or on any subsequent Scheduled Trading Day, as the Calculation Agent shall determine using commercially reasonable means and based on the volume, historical trading patterns and historical prices of the Shares. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Expiration Date, the Calculation Agent may determine that such Expiration Date is a Disrupted Day only in part, in which case the Calculation Agent shall make adjustments to the number of Options for the relevant Component for which such day shall be the Expiration Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Expiration Date for the remaining Options for such Component. The Calculation Agent shall notify Counterparty of any adjustments pursuant to the foregoing sentence on the first affected Expiration Date or as promptly as reasonably practicable thereafter, and in any event prior to any other scheduled Expiration Dates. Section 6.6 of the Equity Definitions shall not apply to any Valuation Date occurring on an Expiration Date.

Market Disruption Event:
Section 6.3(a) of the Equity Definitions is hereby amended by (x) deleting the words “during the one hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time, as the case may be” in clause (ii) thereof and (y) replacing the words “or (iii) an Early Closure.” therein with “(iii) an Early Closure or (iv) a Regulatory Disruption.”

Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term “Scheduled Closing Time” in the fourth line thereof.

Regulatory Disruption:
Morgan Stanley concludes, based on advice of counsel, that it is appropriate with respect to any legal, regulatory or self-regulatory requirements or related policies and procedures generally applicable in similar situations and applied in a non-discriminatory manner (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Morgan Stanley), including without limitation in the event of any third-party tender offer, for it to refrain from engaging in market transactions relating to the Shares or to reduce the number or size of any such market transactions.

Automatic Exercise:	Applicable; provided that “In-the-Money” shall mean that the Reference Price is greater than the Strike Price.

Reference Price:	In respect of any Valuation Date, the Settlement Price for such Valuation Date.

Settlement Terms:

Settlement Method Election:	Not Applicable.

Settlement Method:	Cash Settlement

Settlement Currency:	USD

Settlement and Valuation Terms:

Cash Settlement:	Applicable

Valuation Time:	The Scheduled Closing Time on the relevant Valuation Date, subject to Section 6.1 of the Equity Definitions.

Valuation Date:	The Expiration Date

Settlement Price:	The VWAP Price for the Valuation Date

VWAP Price:
For any Exchange Business Day, the per-Share volume weighted average price for transactions executed in the United States as displayed under the heading “Bloomberg VWAP” on Bloomberg page “GLOG US <equity> AQR” (or any successor thereto) in respect of the period from the scheduled open of trading on the Exchange until the Scheduled Closing Time on such Exchange Business Day or, in the event such price is not so reported on such Exchange Business Day for any reason or is manifestly erroneous, as reasonably determined by the Calculation Agent. Notwithstanding the foregoing, if (i) any Expiration Date is a Disrupted Day only in part and (ii) the Calculation Agent determines that such Expiration Date shall be the Expiration Date for fewer than the full Number of Options for the Component to which such Expiration Date corresponds, as described opposite “Expiration Date” above, then the VWAP Price for such Expiration Date shall be a volume-weighted average price per Share on such Expiration Date, as determined by the Calculation Agent in a commercially reasonable manner based on such sources as it determines appropriate, taking into account the nature and duration of the relevant Market Disruption Event.

Cash Settlement Payment Date:	The second Currency Business Day following the Valuation Date.

Adjustments:

In respect of any Component:

Potential Adjustment Events:
If an event occurs that constitutes both a Potential Adjustment Event under Section 11.2(e)(ii)(C) of the Equity Definitions and a Spin-off as described below, it shall be treated hereunder as a Spin-off and not as a Potential Adjustment Event.

Method of Adjustment:	Calculation Agent Adjustment

Spin-off:
A distribution of New Shares (the “Spin-off Shares”) of a subsidiary of the Issuer (the “Spin-off Issuer”) to holders of the Shares (the “Original Shares”). With respect to a Spin-off, “New Shares” shall have the meaning provided in Section 12.1(i) of the Equity Definitions (as amended below opposite “New Shares”) except that the phrase immediately preceding clause (i) thereof shall be replaced by the following: “‘New Shares’ means ordinary or common shares of the Spin-off Issuer (including American depositary receipts in respect thereof) that are, or that as of the effectiveness of the relevant Spin-off are scheduled promptly to be,”.

Consequences of Spin-offs:	Morgan Stanley shall have the right to elect, by written notice to Counterparty, that Basket Adjustments or the Separate Transactions Adjustments shall apply to any Spin-off.

Basket Adjustments:	If Morgan Stanley shall have elected that Basket Adjustments apply to a Spin-off, then as of the ex-dividend date for such

Spin-off, (i) “Shares” shall mean the Original Shares and the Spin-off Shares; (ii) the Transaction shall continue but as a Share Basket Option Transaction with a Number of Options and an Option Entitlement equal to the Number of Options and the Option Entitlement immediately prior to such Spin-off, and each Basket shall consist of one Original Share and the number of Spin-off Shares that a holder of one Original Share would have been entitled to receive in such Spin-off (and references to Shares herein shall be interpreted as references to Baskets, as the context requires); and (iii) the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such Spin-off (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Spin-off by an options exchange to options on the Shares traded on such options exchange. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the composition of the Basket and other terms of the Transaction in accordance with the immediately preceding sentence.

Separate Transactions Adjustments:
If Morgan Stanley shall have elected that Separate Transactions Adjustments apply to a Spin-off, as of the ex-dividend date for such Spin-off, then the Transaction shall be considered two separate Transactions, each with terms identical to those of the original Transaction (the “Original Transaction”), except that: (i) the “Shares” for the Original Transaction (the “Original Shares Transaction”) shall be the Original Shares and the “Shares” for the other transaction (the “Spin-off Shares Transaction”) shall be the Spin-off Shares; (ii) the Number of Options for each Component of the Original Shares Transaction shall remain unchanged from the Number of Options for such Component of the Original Transaction; (iii) the Number of Options for each Component of the Spin-off Shares Transaction shall equal the product of (A) the Number of Options for such Component of the Original Transaction (as in effect immediately prior to the ex-dividend date for such Spin-off) and (B) the number of Spin-off Shares that a holder of one share of Original Shares would have owned or been entitled to receive in connection with such Spin-Off; and (iv) the Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of each of the Original Shares Transaction and the Spin-Off Shares Transaction as the Calculation Agent determines appropriate to account for the economic effect on each of the Original Shares Transaction and the Spin-Off Shares Transaction of such Spin-off (including without limitation adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Original Shares, the Spin-off Shares, the Original Shares Transaction or to the Spin-off Shares Transaction).

Following a Spin-off to which Separate Transactions Adjustments are applicable, this Confirmation shall apply in all respects (except as provided above) to both the Original Shares Transaction and the Spin-off Shares Transaction as if each were a separate Transaction under the Agreement. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the terms of each of the Original Shares Transaction and the Spin-Off Shares Transaction in accordance with the second immediately preceding sentence.

Extraordinary Cash Dividend:
Any Cash Dividend (i) that has an ex-dividend date occurring during the period from, but excluding, the Trade Date to, and including, the Expiration Date and (ii) the amount of which differs from the Ordinary Dividend Amount for such Cash Dividend, as determined by the Calculation Agent.

Cash Dividend:	Any cash dividend or distribution on the Shares.

Ordinary Dividend Amount:
USD 0.1500 for the first Cash Dividend for which the ex-dividend date falls within any calendar quarter, and zero for any subsequent Cash Dividend for which the ex-dividend date falls within the same calendar quarter

Extraordinary Dividend:
(i) Any Extraordinary Cash Dividend or (ii) any dividend or distribution on the Shares that is not a Cash Dividend or a dividend or distribution of the type described in Section 11.2(e)(i), 11.2(e)(ii)(A) or 11.2(e)(ii)(B) of the Equity Definitions.

Extraordinary Events:

New Shares:
Section 12.1(i) of the Equity Definitions is hereby amended (a) by inserting the following phrase immediately following the word “shares” in the first line thereof “, including American depositary receipts in respect thereof,”, (b) by deleting the text in clause (i) thereof in its entirety (including the word “and” following such clause (i)) and replacing it with “publicly quoted, traded or listed on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors),” and (c) by inserting immediately prior to the period the phrase “and (iii) of an entity or person organized under the laws of Bermuda, the United States, any State thereof or the District of Columbia”.

Consequences of Merger Events:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Cancellation and Payment (Calculation Agent Determination)

(c) Share-for-Combined:	Component Adjustment

Section 12.1(c) of the Equity Definitions is hereby replaced with the following: “‘Merger Date’ means the Announcement Date of an event that if consummated would constitute a Merger Event.”

Section 12.2 of the Equity Definitions is hereby amended by adding the words “Announcement Date in respect of a Merger Event or any potential” before the words “Merger Event” in the first line thereof.

Tender Offer:	Applicable

Consequences of Tender Offers:

(a) Share-for-Share:	Modified Calculation Agent Adjustment

(b) Share-for-Other:	Modified Calculation Agent Adjustment

(c) Share-for-Combined:	Modified Calculation Agent Adjustment

Section 12.1(e) of the Equity Definitions is hereby replaced with the following: “‘Tender Offer Date’ means the Announcement Date of an event that if consummated would constitute a Tender Offer.”

Composition of Combined Consideration:	Not Applicable

Announcement Date:
The definition of “Announcement Date” in Section 12.1(l) of the Equity Definitions is hereby amended by (i) replacing the words “a firm” with the word “any” in the second and fourth lines thereof, (ii) replacing the words “voting shares” with the word “Shares” in the fifth line thereof and (iii) inserting the words “by any entity” after the word “announcement” in the second and fourth lines thereof.

Nationalization, Insolvency or Delisting:	Cancellation and Payment (Calculation Agent Determination)

In addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall be deemed to be the Exchange.

Additional Disruption Events:

Change in Law:
Applicable; provided that the definition of “Change in Law” provided in Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase “the interpretation” in the third line thereof with the phrase “or public announcement or statement of the formal or informal interpretation,” (ii) immediately following the word “Transaction” in clause (X) thereof, adding the phrase “in the manner contemplated by Morgan Stanley on the Trade Date.” and (iii) replacing the parenthetical beginning after the word “regulation” in the second line thereof with the words

“(including, for the avoidance of doubt and without limitation, (x) any tax law or (y) adoption or promulgation of new regulations authorized or mandated by existing statute)”.

Insolvency Filing:	Applicable

Increased Cost of Hedging:	Applicable

Hedging Disruption:
Applicable; provided that: (i) Section 12.9(a)(v) of the Equity Definitions is hereby amended by inserting the following two sentences at the end of such Section: “For the avoidance of doubt, the term “equity price risk” shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing terms.”; and (ii) Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words “to terminate the Transaction”, the words “or a portion of the Transaction affected by such Hedging Disruption”.

Hedging Party:	Morgan Stanley for all applicable Additional Disruption Events

Determining Party:	Morgan Stanley for all applicable Extraordinary Events and Additional Disruption Events

Non-Reliance:

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

2.	ADDITIONAL TERMS:

(a)  Calculation Agent:  Morgan Stanley. . Notwithstanding anything to the contrary in the Agreement, the Equity Definitions, this Confirmation or the Pricing Notice, (i) whenever Morgan Stanley, acting as any of the Calculation Agent, Determining Party or Hedging Party, is required to act or to exercise judgment or discretion in any way with respect to the Transaction hereunder (including, without limitation, by making calculations, adjustments or determinations with respect to the Transaction), it will do so in good faith and in a commercially reasonable manner and (ii) to the extent Morgan Stanley, acting in any capacity, makes any judgment, calculation, adjustment or determination, or exercises its discretion to take into account the effect of an event on the Transaction, it shall do so based on the assumption that the Hedging Party maintains a commercially reasonable Hedge Position at the time of such event and shall, for the avoidance of doubt, take into account such Hedge Position. Morgan Stanley shall, within five (5) Exchange Business Days of a written request by Counterparty, provide a written explanation of any judgment, calculation, adjustment or determination made by Morgan Stanley, as to the Transaction, in its capacity as Calculation Agent, Determining Party or Hedging Party, including, where applicable, a description of the methodology and the basis for such judgment, calculation, adjustment or determination in reasonable detail, it being agreed and understood that Morgan Stanley shall not be obligated to disclose any confidential or proprietary models or other information that

Morgan Stanley believes to be confidential, proprietary or subject to contractual, legal or regulatory obligations not to disclose such information, in each case, used by it for such judgment, calculation, adjustment or determination.

(b)             Additional Representations, Warranties and Agreements of Counterparty. Counterparty hereby represents and warrants to, and agrees with, Morgan Stanley that:

(i)           Material Nonpublic Information.  Counterparty is not aware of any material non-public information regarding the Issuer or the Shares. Counterparty is entering into the Confirmation and the Transaction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Counterparty has not entered into or altered, and will not enter into or alter, any hedging transaction relating to the Shares corresponding to or offsetting the Transaction. Counterparty also acknowledges and agrees that any amendment, modification, waiver or termination of the Confirmation or the Agreement shall be effected in accordance with the requirements for the amendment or termination of a “plan” as defined in Rule 10b5-1(c) under the Exchange Act. Without limiting the generality of the foregoing, any such amendment, modification, waiver or termination shall be made in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act, and no such amendment, modification, waiver or termination shall be made at any time at which Counterparty, is aware of any material non-public information regarding the Issuer.

(ii)            Eligible Contract Participant. Counterparty is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”)) because it is a corporation, partnership, proprietorship, organization, trust or other entity and:

(A) it has total assets in excess of $10,000,000;

(B)            its obligations hereunder are guaranteed, or otherwise supported by a letter of credit or keep well, support or other agreement, by an entity of the type described in Section 1a(12)(A)(i) through (iv), 1a(12)(A)(v)(I), 1a(12)(A)(vii) or 1a(12)(C) of the CEA; or

(C)            it has a net worth in excess of $1,000,000 and has entered into this Confirmation in connection with the conduct of its business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by it in the conduct of its business.

(iii)      Investment Company. Counterparty is not, and after giving effect to payment of the Premium will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(iv)        No Violation or Conflict. Without limiting any representation contained in Section 3 of the Agreement, Counterparty represents that the execution, delivery and performance of the Agreement and this Confirmation do not violate or conflict with any of the terms or provisions of any stockholders’ agreement, lockup agreement, registration rights agreement or co-sale agreement binding on Counterparty or affecting Counterparty or any of its assets. No consent, approval, authorization, or order of, or filing other than the filing by Counterparty of an amended Schedule 13D with the Securities and Exchange Commission promptly after receipt of the Pricing Notice, with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation.

(v) Counterparty is organized as a Limited Liability Company (company limited by shares) in Bermuda and its name is as it appears on the signature page hereof.

(vi)         Further Assurances. From time to time from and after the Trade Date through the Cash Settlement Payment Date for the Component with the latest Expiration Date, Counterparty shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Confirmation in accordance with the terms and conditions hereof.

(vii)        Notice. Counterparty shall, upon obtaining knowledge of the occurrence of any event that would, with the giving of notice, the passage of time or the satisfaction of any condition, constitute an Event of Default in respect of which it would be the Defaulting Party, a Termination Event in respect of which it would be an Affected Party, a Potential Adjustment Event or an Extraordinary Event (including without limitation an Additional Disruption Event), notify Morgan Stanley within one Scheduled Trading Day of the occurrence of obtaining such knowledge.

(viii)       Issuer Corporate Policy. To the knowledge of Counterparty, none of the transactions contemplated herein will violate any corporate policy of the Issuer or other rules or regulations of the Issuer applicable to Counterparty, including, but not limited to, the Issuer’s window period policy.

(ix)           Reporting. Counterparty is and, after giving effect to the Transaction, will be in compliance with its reporting obligations under Section 16 and Section 13 of the Exchange Act, and Counterparty will provide Morgan Stanley with a copy of any report filed thereunder in respect of the Transaction promptly upon filing thereof.

(x)           Institutional Suitability. Counterparty (A) is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; (B) will exercise independent judgment in evaluating the recommendations of Morgan Stanley or its associated persons, unless it has otherwise notified Morgan Stanley in writing; and (C) has total assets of at least $50 million as of the date hereof.

(c)             U.S. Private Placement Representations. Each of Morgan Stanley and Counterparty hereby represents and warrants to the other party as of the date hereof that:

(i)            It is an “accredited investor” (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

(ii)          It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

(d)            Schedule Provisions. The Agreement is further supplemented by the following provisions:

Termination Provisions.

(A) “Specified Entity” means with relation to Morgan Stanley and Counterparty: None.

(B)            The “Cross Default” provisions of Section 5(a)(vi) of the Agreement shall apply with respect to Counterparty and Morgan Stanley, with a “Threshold Amount” of USD 5,000,000 applicable to Counterparty and 3% of the shareholder’s equity of its ultimate parent Morgan Stanley applicable to Morgan Stanley, provided, that (a) the phrase “or being capable at such time of being declared” shall be deleted” from clause (1) of such Section 5(a)(vi), (b) the following sentence shall be added to the end thereof: “Notwithstanding the foregoing, a default under subsection (2) hereof shall not constitute an Event of Default if (i) the default was caused solely by error or omission of an administrative or operational nature; (ii) funds were available to enable the party to make the payment when due; and (iii) the payment is made within three Local Business Days of such party’s receipt of written notice of its failure to pay.” and (c) the term “Specified Indebtedness” shall have the meaning specified in Section 14 of the Agreement, except that such term shall not include obligations in respect of deposits received in the ordinary course of a party’s banking business; and

(C) the “Credit Event Upon Merger” provisions of Section 5(b)(v) of the Agreement will not apply to either party.

3.	MISCELLANEOUS:

(a)             Amendments to the Equity Definitions. The following amendments shall be made to the Equity Definitions:

(i)                Section 11.2(a) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative” and replacing them with “a material economic” and adding the following words at the end thereof “or options on such Shares”;

(ii)           Section 11.2(c) of the Equity Definitions is hereby amended by (x) replacing the words “a diluting or concentrative” with “a material economic”, and (y) deleting the phrase “(provided that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)” and replacing it with the phrase “(and, for the avoidance of doubt, adjustments may be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relative to the relevant Shares)”;

(iii)       Section 11.2(e)(vii) of the Equity Definitions is hereby amended by deleting the words “a diluting or concentrative” and replacing them with the word “a material economic” and adding the following words at the end thereof “or options on such Shares”;

(b)            Indemnification. In addition to any remedies afforded Morgan Stanley in connection with the Transaction or under this Confirmation, Counterparty agrees to indemnify and hold harmless Morgan Stanley and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several (collectively, “Damages”), to which an Indemnified Person may become subject arising out of or in connection with a breach of any representation, warranty and/or covenant of Counterparty under the Transaction and this Confirmation, including without limitation any losses, claims, damages, judgments, liabilities and expenses due, in whole or in part, to any breach of any covenant or representation made by Counterparty in the Agreement and this Confirmation or any claim, litigation, investigation or proceeding relating hereto, regardless of whether any of such Indemnified Persons is a party thereto,; provided that Counterparty shall not have any liability to any Indemnified Person to the extent that such Damages resulted from the gross negligence or willful misconduct of such Indemnified Person (and in such case, such Indemnified Person shall promptly return to Counterparty any amounts previously expended by Counterparty hereunder).

(c)            Transfer or Assignment. . Counterparty may not transfer any of its rights or obligations under the Transaction without the prior written consent of Morgan Stanley, such consent not to be unreasonably withheld. Morgan Stanley may, without Counterparty’s consent, transfer or assign all or any part of its rights or obligations under the Transaction (A) to any affiliate of Morgan Stanley that is wholly-owned, directly or indirectly, by Morgan Stanley’s ultimate parent (1) that has a rating for its long term, unsecured and unsubordinated indebtedness that is equal to or better than Morgan Stanley’s credit rating at the time of such transfer or assignment, or (2) whose obligations hereunder will, immediately upon such transfer, be guaranteed, pursuant to the terms of a customary guarantee in a form used generally for similar transactions, by Morgan Stanley or Morgan Stanley’s ultimate parent entity, or (B) to any third party financial institution with a rating for its long term, unsecured and unsubordinated indebtedness equal to or better than the lesser of (1) the credit rating of Morgan Stanley at the time of the transfer and (2) A- by Standard and Poor’s Rating Group, Inc. or its successor (“S&P”), or A3 by Moody’s Investor Service, Inc. (“Moody’s”) or, if either S&P or Moody’s ceases to rate such debt, at least an equivalent rating or better by a substitute rating agency mutually agreed by Counterparty and Morgan Stanley; provided, (i) no Event of Default, Potential Event of Default or Termination Event exists or would result therefrom, (ii) at the time of such assignment or transfer, Counterparty would not, as a result of such assignment or transfer, reasonably be expected at any time either (A) to be required to pay (including a payment in kind) to Morgan Stanley or such transferee an amount in respect of an Indemnifiable Tax greater than the amount Counterparty would have been required to pay to Morgan Stanley in the absence of such transfer or (B) to receive a payment (including a payment in kind) after such assignment or transfer that is less than the amount Counterparty would have received if the payment were made immediately prior to such assignment or transfer, (iii) prior to any such assignment or transfer, Morgan Stanley shall have caused the transferee to make such Payee Tax Representations and to provide such tax documentation as may be reasonably requested by Counterparty to permit Counterparty to determine that the transfer complies with the requirements of this subparagraph, (iv) Counterparty would not, at the time and as a result of such transfer or assignment, reasonably be expected to become subject to any registration, qualification, reporting or other requirement under applicable law or regulation to which it would not otherwise have been subject absent such transfer or assignment and (v) any assignee or transferee would be eligible to provide a U.S. Internal Revenue Service Form W-9 or W-8ECI with respect to any payments or deliveries under the Agreement. Morgan Stanley agrees to give reasonable prior notice to Counterparty of any transfer or assignment without Counterparty’s consent pursuant to this paragraph; notwithstanding any such notice, no assignment or transfer by Morgan Stanley pursuant to this subparagraph shall take effect unless and until all conditions to such transfer or assignment are satisfied.

(d)        Designation by Morgan Stanley. Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Morgan Stanley to purchase, sell, receive or deliver any Shares or other securities, or make or receive any payment in cash, to or from Counterparty, Morgan Stanley may designate any of its affiliates, on Morgan Stanley’s behalf, to purchase, sell, receive or deliver such Shares or other securities, or make or receive such payment in cash, and otherwise to perform Morgan Stanley’s obligations in respect of the Transaction, provided, however, that notwithstanding any such designation Morgan Stanley shall remain the primary obligor with respect to all obligations hereunder and notwithstanding any designation of an affiliate pursuant to this paragraph, Morgan Stanley shall remain responsible as primary obligor as to all its obligations hereunder, and shall be discharged of its obligations to Counterparty only to the extent of any performance on its behalf by such affiliates.

(e)             Non‑confidentiality. Morgan Stanley and Counterparty agree that Counterparty and Counterparty’s employees, representatives, or other agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. Federal income tax treatment and U.S. Federal income tax structure of the transaction and all analyses that have been provided to Counterparty relating to such tax treatment and tax structure.

(f)            Securities Contract. The parties hereto intend that (i) Morgan Stanley be a financial institution within the meaning of Section 101(22) of the Bankruptcy Code, (ii) the Agreement and this Confirmation be a securities contract, as such term is defined in Section 741(7) of the Bankruptcy Code, (iii) each and every transfer of funds, securities and other property under the Agreement and this Confirmation be a settlement payment or a margin payment and a transfer, as such terms are used in Section 546(e) of the Bankruptcy Code, (iv) the rights given to Morgan Stanley hereunder upon an Event of Default constitute a contractual right to cause the liquidation, termination or acceleration of a securities contract, a contraction right to offset or net out any termination value, payment amount or other transfer obligation and a contractual right under a security agreement or arrangement or other credit enhancement, as such terms are used in Sections 555 and 362(b)(6) of the Bankruptcy Code, and (v) Morgan Stanley be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(o), 546(e), 548(d)(2), 555 and 561 of the Bankruptcy Code.

(g)            Agreements regarding the Pricing Notice.

(i)           Counterparty accepts and agrees to be bound by the contractual terms and conditions as set forth in the Pricing Notice for the Transaction, absent manifest error. Upon receipt of the Pricing Notice, Counterparty shall promptly execute and return the Pricing Notice to Morgan Stanley; provided that Counterparty’s failure to so execute and return the Pricing Notice shall not affect the binding nature of the Pricing Notice, and the terms set forth therein shall be binding on Counterparty to the same extent, and with the same force and effect, as if Counterparty had executed a written version of the Pricing Notice.

(ii)            Counterparty and Morgan Stanley agree and acknowledge that (A) the transactions contemplated by this Confirmation will be entered into in reliance on the fact that this Confirmation and the Pricing Notice form a single agreement between Counterparty and Morgan Stanley, and Morgan Stanley would not otherwise enter into such transactions, (B) this Confirmation is a “qualified financial contract”, as such term is defined in Section 5-701(b)(2) of the General Obligations Law of New York (the “General Obligations Law”); (C) the Pricing Notice, regardless of whether the Pricing Notice is transmitted electronically or otherwise, constitutes a “confirmation in writing sufficient to indicate that a contract has been made between the parties” hereto, as set forth in Section 5-701(b)(3)(b) of the General Obligations Law; and (D) this Confirmation constitutes a prior “written contract”, as set forth in Section 5-701(b)(1)(b) of the General Obligations Law, and each party hereto intends and agrees to be bound by this Confirmation.

(iii)           Counterparty and Morgan Stanley further agree and acknowledge that this Confirmation constitutes a contract “for the sale or purchase of a security”, as set forth in Section 8-113 of the Uniform Commercial Code of New York.

(h)          Matters Related to Agent. Each party agrees and acknowledges that (i) the Agent acts solely as agent on a disclosed basis with respect to the transactions contemplated hereunder, and (ii) the Agent has no obligation, by guaranty, endorsement or otherwise, with respect to the obligations of either Counterparty or Morgan Stanley hereunder, either with respect to the delivery of cash or Shares, either at the beginning or the end of the transactions contemplated hereby. In this regard, each of Counterparty and Morgan Stanley acknowledges and agrees to look solely to the other for performance hereunder, and not to the Agent.

(i)             Amendment or Waiver. Any provision of this Confirmation may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(j)            Waiver of Jury Trial. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS TRANSACTION. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH A SUIT, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS TRANSACTION, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS PROVIDED HEREIN.

(k)            Choice of Law. This Confirmation and the Agreement shall in all respects be construed in accordance with and governed by the laws of the State of New York (without reference to choice of law doctrine).

(l)              Agreements and Acknowledgments Regarding Hedging. Counterparty understands, acknowledges and agrees that:

(i)            At any time on and prior to the final Valuation Date, Morgan Stanley and its affiliates may buy or sell Shares or other securities or buy or sell options or futures contracts or enter into swaps or other derivative transactions in order to adjust its hedge position with respect to the Transaction;

(ii)            Morgan Stanley and its affiliates also may be active in the market for Shares or other securities or options or futures contracts or swaps or other derivative transactions relating to the Shares other than in connection with hedging activities in relation to the Transaction;

(iii)            Morgan Stanley shall make its own determination as to whether, when or in what manner any hedging or market activities in relation to the Transaction shall be conducted and shall do so in a manner that it deems appropriate to hedge its price and market risk with respect to the Transaction; and

(iv)            Any market activities of Morgan Stanley and its affiliates with respect to the Transaction may affect the market price and volatility of Shares, as well as the Settlement Price, each in a manner that may be adverse to Counterparty.

(m)          Wall Street Transparency and Accountability Act. In connection with Section 739 of the Wall Street Transparency and Accountability Act of 2010 (“WSTAA”), the parties hereby agree that neither the enactment of WSTAA or any regulation under the WSTAA, nor any requirement under WSTAA or an amendment made by WSTAA, shall limit or otherwise impair either party’s otherwise applicable rights to terminate, renegotiate, modify, amend or supplement this Confirmation or the Agreement, as applicable, arising from a termination event, force majeure, illegality, increased costs, regulatory change or similar event under this Confirmation, the Equity Definitions incorporated herein, or the Agreement (including, but not limited to, rights arising from Change in Law, Hedging Disruption, Increased Cost of Hedging, Loss of Stock Borrow, an Excess Ownership Position, or Illegality (as defined in the Agreement)).

(n)            Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard forms of telecommunication.

(i) Notices to Counterparty shall be directed as follows:

To:	Blenheim Holdings LTD c/o Ceres Monaco SAM Gildo Pastor Centre 7 rue du Gabian Monaco MC 98000

Attn: [____] Telephone: [____] Facsimile: [____]

(ii) Address for notices or communications to Morgan Stanley:

Attention: [____] Title: [____] Telephone No: [____] E-Mail: [____]

(o)            Account for payments to Morgan Stanley:          To Be Provided.

(p)       QFC Protocol.

The parties agree that (i) to the extent that prior to the date hereof both parties have adhered to the 2018 ISDA U.S. Resolution Stay Protocol (the “Protocol”), the terms of the Protocol are incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a Protocol Covered Agreement and each party shall be deemed to have the same status as Regulated Entity and/or Adhering Party as applicable to it under the Protocol; (ii) to the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (the “Bilateral Agreement”), the terms of the Bilateral Agreement are incorporated into and form a part of this Agreement and each party shall be deemed to have the status of “Covered Entity” or “Counterparty Entity” (or other similar term) as applicable to it under the Bilateral Agreement; or (iii) if clause (i) and clause (ii) do not apply, the terms of Section 1 and Section 2 and the related defined terms (together, the “Bilateral Terms”) of the form of bilateral template entitled “Full-Length Omnibus (for use between U.S. G-SIBs and Corporate Groups)” published by ISDA on November 2, 2018 (currently available on the 2018 ISDA U.S. Resolution Stay Protocol page at www.isda.org and, a copy of which is available upon request), the effect of which is to amend the qualified financial contracts between the parties thereto to conform with the requirements of the QFC Stay Rules, are hereby incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a “Covered Agreement,” Morgan Stanley shall be deemed a “Covered Entity” and Issuer shall be deemed a “Counterparty Entity.” In the event that, after the date of this Agreement, both parties hereto become adhering parties to the Protocol, the terms of the Protocol will replace the terms of this paragraph . In the event of any inconsistencies between this Agreement and the terms of the Protocol, the Bilateral Agreement or the Bilateral Terms (each, the “QFC Stay Terms”), as applicable, the QFC Stay Terms will govern. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules. For purposes of this paragraph, references to “this Agreement” include any related credit enhancements entered into between the parties or provided by one to the other. In addition, the parties agree that the terms of this paragraph shall be incorporated into any related covered affiliate credit enhancements, with all references to Morgan Stanley replaced by references to the covered affiliate support provider.

“QFC Stay Rules” means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8, which, subject to limited exceptions, require an express recognition of the stay-and-transfer powers of the FDIC under the Federal Deposit Insurance Act and the Orderly Liquidation Authority under Title II of the Dodd Frank Wall Street Reform and Consumer Protection Act and the override of default rights related directly or indirectly to the entry of an affiliate into certain insolvency proceedings and any restrictions on the transfer of any covered affiliate credit enhancements

(q)            Tax Representations

(i) Morgan Stanley and Counterparty Payer Tax Representations

For the purposes of Section 3(e) of the Agreement, Morgan Stanley and Counterparty will each make the following representations to the other:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, each party may rely on:

(A) The accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement;

(B)            The satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of the Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement; and

(C) The satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement,

except that it will not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(ii) Morgan Stanley and Counterparty Payee Tax Representations.

For the purposes of Section 3(f) of the Agreement, Morgan Stanley makes no representation and Counterparty makes the following representation:

“It is a company resident in Bermuda for Bermudan tax purposes.”

(r)             Withholding Tax imposed on payments to non-US counterparties under the United States Foreign Account Tax Compliance Act

“Tax” as used in paragraph 1(a) of these “Amendments to the ISDA Form” and “Indemnifiable Tax” as defined in Section 14 of this Agreement shall not include any U.S. federal withholding tax imposed or collected pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code (a “FATCA Withholding Tax”). For the avoidance of doubt, a FATCA Withholding Tax is a Tax the deduction or withholding of which is required by applicable law for the purposes of Section 2(d) of this Agreement.

(s)             ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol

Each of Morgan Stanley and Counterparty agrees, in consideration of the mutual promises and agreements contained herein, that, with respect to the other party only and with effect from the date of this Confirmation, it will be bound by the provisions of the attachment to the ISDA 2013 EMIR Portfolio Reconciliation, Dispute Resolution and Disclosure Protocol as published by ISDA on 19 July 2013 and available on the ISDA website (www.isda.org) (the “PDD Protocol”) as though it had adhered to such PDD Protocol in accordance with the requirements therein and on the basis that (terms used but not otherwise defined in this paragraph shall have the meanings set out in the PDD Protocol):

(i)	Morgan Stanley is a Portfolio Data Sending Entity;

(ii)	Counterparty is a Portfolio Data Receiving Entity;

(iii)	for the purposes of the PDD Protocol and without prejudice to any other provisions of this Confirmation or the Agreement, Local Business Day will be London for both Morgan Stanley and Counterparty;

(iv)	neither Morgan Stanley nor Counterparty appoints an agent and/or a third party service provider for the purposes of the Protocol;

(vi)
Morgan Stanley agrees to deliver Portfolio Data, Notices of a discrepancy and Dispute Notices to Counterparty to the contact details specified in the Notices section of this Confirmation and Counterparty agrees to deliver Notices of a discrepancy and Dispute Notices to Morgan Stanley to the specified contact details below (in addition to the email address specified in the Notices section of this Confirmation):

Notices of a discrepancy:	portfolio.matching@morganstanley.com (with a copy to: corpequityderivnotices@morganstanley.com); and

Dispute Notice:	portrec@morganstanley.com (with a copy to: corpequityderivnotices@morganstanley.com).

(t)              ISDA 2013 EMIR NFC Representation Protocol

The parties agree that the provisions set out in the Attachment to the ISDA 2013 EMIR NFC Representation Protocol published by ISDA on 8 March 2013 (the “NFC Representation Protocol”) are hereby deemed to apply to this Agreement as if the parties had adhered to the NFC Representation Protocol without amendment and as if the references in the NFC Representation Protocol to “Covered Master Agreement” were references to this Agreement.

Morgan Stanley confirms that the terms of the NFC Representation Protocol shall apply to it as a party not making the NFC Representation.

Counterparty confirms that the terms of the NFC Representation Protocol shall apply to it as a party making the NFC Representation (as such term is defined in the NFC Representation Protocol).

For the purposes of the definition of “effectively delivered” in the NFC Representation Protocol, Party A’s address details to which any Clearing Status Notice, Non-Clearing Status Notice, NFC+ Representation Notice, NFC Representation Notice or Non-representation Notice should be delivered are: Emir.Response@morganstanley.com.

(u)             ISDA 2015 Section 871(m) Protocol

Morgan Stanley is an adherent to the ISDA 2015 Section 871 (m) Protocol published by ISDA on November 2, 2015, as may be amended or modified from time to time (the “Section 871(m) Protocol”). In the event that Counterparty is not an adherent to the Section 871(m) Protocol, Morgan Stanley and Counterparty hereby agree that this Agreement shall be treated as a Covered Master Agreement (as that term is defined in the Section 871(m) Protocol) and certain amendments shall be deemed to be made to this Agreement in accordance with the Attachment to the Section 871(m) Protocol.

(v)            2015 Universal Resolution Stay Protocol

The terms of the ISDA 2015 Universal Resolution Stay Protocol are incorporated into and form part of this Agreement, and this Agreement shall be deemed a Covered Agreement for purposes thereof. In the event of any inconsistencies between this Agreement and the Protocol, the Protocol will prevail.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it by mail or facsimile transmission to the fax number indicated above.

Very truly yours,

MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ Graham McClelland
	Name:	Graham McClelland
	Title:	Managing Director

Confirmed as of the
date first above written:

BLENHEIM HOLDINGS LTD

By:	/s/ Ilias A. Iliopoulos
	Name:	Ilias A. Iliopoulos
	Title:	Director

EXHIBIT A

FORM OF PRICING NOTICE

Morgan Stanley & Co. International Plc
20 Bank Street
E14 4AD, London, UK

                                   20 June 2019

Blenheim Holdings LTD
Clarendon House 2, Church Street
HM 11, Hamilton, Bermuda

Attention: [____]
Tel: [____]
Facsimile: [____]

Re:	Call Option Transaction

Dear Sirs:

The purpose of this communication is to set forth certain terms and conditions of the above-referenced Transaction entered into on the Trade Date specified below (the “Transaction”) between you and us. This communication is a Pricing Notice within the meaning of the Confirmation for a European style call option transaction dated as of 17 June 2019, as amended and supplemented from time to time (the “Base Confirmation”), between Blenheim Holdings LTD and Morgan Stanley & Co. International Plc. Capitalized terms used herein have the meanings set forth in the Base Confirmation.

This Pricing Notice supersedes and replaces the pricing notice in regards to the European style call option transaction dated 19 June 2019.

For all purposes under the Confirmation, the terms of the Transaction to which this Pricing Notice relates shall be as follows:

Aggregate Number of Options:	734,570

Premium:	USD [____]

Initial Share Price:	USD 13.6134

Strike Price:	USD 14.9747

Components:	As set forth in Annex A to this Pricing Notice.

Very truly yours,

MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ Graham McClelland
	Name:	Graham McClelland
	Title:	Managing Director

Acknowledged and Confirmed:

BLENHEIM HOLDINGS LTD

By:	/s/ Ilias A. Iliopoulos
	Name:	Ilias A. Iliopoulos
	Title:	Director